Compensation Report in accordance with Article 734 para. 1 of the Swiss Code of Obligations (CO)

Contents

●	Report of the Statutory Auditor
●	Compensation of the Board of Directors
●	Compensation of the Members of the Executive Management
●	Equity Incentive Plans of the Board of Directors and the Members of the Executive Management
●	Mandates outside AC Immune SA
●	Compensation Philosophy, Principles and Governance

Report of the statutory auditor to the General Meeting of AC Immune SA, Ecublens

Opinion

We have audited the compensation report of AC Immune SA (the Company) for the year ended December 31, 2025. The audit was limited to the information pursuant to article 734a-734f of the Swiss Code of Obligations (CO) in the tables 1.c., 2.c., 3 and 4 and the information in sections 1.b. and 3 of the compensation report.

In our opinion, the information pursuant to article 734a-734f CO in the accompanying compensation report complies with Swiss law and the Company’s articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor’s responsibilities for the audit of the compensation report' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the tables 1.c., 2.c., 3 and 4 and the information in sections 1.b. and 3 in the compensation report, the consolidated financial statements, the financial statements and our auditor’s reports thereon.

Our opinion on the compensation report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the compensation report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the compensation report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors’ responsibilities for the compensation report

The Board of Directors is responsible for the preparation of a compensation report in accordance with the provisions of Swiss law and the Company’s articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of a compensation report that is free from material misstatement, whether due to fraud or error. It is also charged with structuring the remuneration principles and specifying the individual remuneration components.

Auditor’s responsibilities for the audit of the compensation report

Our objectives are to obtain reasonable assurance about whether the information pursuant to article 734a-734f CO is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this compensation report.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement in the compensation report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

PricewaterhouseCoopers SA

/s/ Alex Fuhrer	/s/ Thomas Kohler
Licensed audit expert	Licensed audit expert
Auditor in charge

Lausanne, March 13, 2026

This compensation report of AC Immune SA (the “Company”) has been prepared in accordance with the Swiss Code of Obligations (“CO”).

1.	Compensation of the Board of Directors
a.	2025 and 2024 Board Composition

Our Board of Directors is composed of six directors, including our Chief Executive Officer (“CEO”). Each director is elected for a renewable one-year term. The current members of our Board of Directors were appointed at the 2025 shareholders’ meeting held on 19 June 2025 (“2025 AGM”) to serve until the 2026 shareholders’ meeting planned for June 2026.

Name	Appointed to the Board of Directors	Board role	Audit and Finance Committee (AFC)	Compensation, Nomination and Governance Committee (CNC)
Andrea Pfeifer, Ph.D.	2016	Director – CEO
Douglas Williams, Ph.D.(1)	2018	Chair	Member (3)	Member
Werner Lanthaler, Ph.D. (1)	2018	Director	Member (4)
Roy Twyman, M.D.	2019	Director		Member
Carl June, M.D.	2020	Director
Monika Bütler, Ph.D.	2021	Vice Chair	Chair	Chair
Monica Shaw, M.D. (1)	2021	Director	Member
Renée Aguiar-Lucander (2)	2025	Director	Member
Martin Zügel, M.D. (2)	2025	Chair	Member	Member

(1) Until 19 June 2025. Did not stand for reelection at AC Immune’s 2025 AGM.

(2) Newly appointed at the 2025 AGM on 19 June 2025.

(3) Appointed from 9 February 2024 until 19 June 2025.

(4) Until 2 February 2024.

Pursuant to the NASDAQ Marketplace Rule 5615(a)(3), the Company follows Swiss rules in lieu of the NASDAQ exchange listing rules for rules regarding the nominations committee, independent director oversight of executive officer compensation, majority independent board representation and the establishment of, or amendments to, equity-based compensation plans for employees. Swiss law does not require that a majority of our Board of Directors consists of independent directors. However, Roy Twyman, Carl June, Monika Bütler, Renée Aguiar-Lucander and Martin Zügel are all independent directors. Douglas Williams, Werner Lanthaler and Monica Shaw were deemed to be independent directors during their tenure as members of our Board of Directors. In making such determination, our Board of Directors considered the relationships that each non-employee director has with us and any other circumstances our Board of Directors deemed relevant in determining director independence, including the number of ordinary shares, if any that are beneficially owned by directors and their affiliated entities.

b.	Compensation Structure

Board members are paid a fixed fee that depends on the function exercised. Board fees are determined in alignment with market practice. In addition to the fixed fee, board members are awarded equity instruments under the Company’s equity incentive plans as described within the section “Equity Incentive Plans” of this report. Annual fixed fees, excluding social security contributions are paid semi-annually, in Swiss Francs (“CHF”) as follows:

	from 2024 and from 2025 (CHFk)
	Chair	Member
Board of Directors(1)	87	54(2)
Compensation, Nomination and Governance Committee	15	10
Audit and Finance Committee	15	10

(1) Board member and CEO, Professor Andrea Pfeifer is unremunerated for her Board participation (see also the overview on Board compensation below).

(2) The role of Vice Chair was reintroduced in 2023 to take on responsibilities delegated by the Chair, and to deputize for the Chair during any absence. Vice Chair’s additional responsibilities are remunerated with an annual board fee of CHF 70k.

c.	2025 and 2024 Board Compensation

In 2025 and 2024, the total compensation of the members of the Board of Directors consisted of board fees, social security contributions and compensation paid in the form of equity instruments as detailed below:

Year	Name	Gross Cash Compensation	FMV of Equity instruments granted (5)(6)	Total Annual Compensation (7)
		(CHFk)
2025	Douglas Williams, Ph.D. (1)	56	-	56
2024		106	85	191

2025	Andrea Pfeifer, Ph.D. (2)	-	-	-
2024		-	-	-

2025	Werner Lanthaler, Ph.D. (1)	29	-	29
2024		58	70	128

2025	Roy Twyman, M.D.(4)	66	70	136
2024		64	70	134

2025	Carl June, M.D.	54	70	124
2024		54	70	124

2025	Monika Bütler Ph.D.	107	75	182
2024		104	75	179

2025	Monica Shaw M.D. (1)	34	-	34
2024		68	70	138

2025	Renée Aguair-Lucander (3)	34	140	174
2024		-	-	-

2025	Martin Zügel M.D. (3)	54	155	209
2024		-	-	-

	Total 2025	434	510	944
	Total 2024	454	440	894

(1) Board member until 19 June 2025. Did not stand for re-election at AC Immune’s 2025 AGM.

(2) Unremunerated for board participation; compensation is included in section 2c below.

(3) Newly appointed at the AGM 2025 on 19 June 2025.

(4) In addition, Roy Twyman received CHF 35k and CHF 66k as compensation for consultancy services in 2025 and 2024, respectively.

(5) A mixture of Stock Options and Restricted Share Units (“RSUs”), as further described in Section 3 below, are granted. The fair value of RSUs are determined using a reasonable estimate of the market value of common shares on the award date. Stock options grants are valued using the Black-Scholes model and their exercise price is set using the market price at the grant date.

(6) Fair market value (“FMV”) excludes Swiss social security contributions which become due when a beneficiary exercises or settles their equity award.

(7) AC Immune also paid contributions to the social security system, which amounted to CHF 25k and CHF 28k in 2025 and 2024, respectively.

d. Loans to Board Members, payments to Related Parties of Board Members and payments to former members of the Board of Directors in 2025 and 2024

During this period, the Company neither promised nor provided loans, nor had any loans outstanding to present or former members of Board of Directors. Except for anything disclosed in the table in Section 2(c), no payments to related parties of present or former members of the Board of Directors were made in 2025 and 2024.

In 2025 and 2024, consulting fees of CHF 20k and nil, respectively, were paid to a former member of the Board of Directors.

2.	Compensation for Members of Executive Management
a.	2025 and 2024 Executive Management Composition

The Executive Management for the years ended 31 December 2025 and 2024 was comprised of:

Name	Function	Appointment
Andrea Pfeifer, Ph.D.	Chief Executive Officer	2003
Jean-Fabien Monin (1)	Chief Administrative Officer	2009
Piergiorgio Donati	Chief Technical Operations Officer	2019
Howard Donovan (5)	Chief Human Resources Officer	2022
Christopher Roberts (2)	Chief Financial Officer	2022
Nuno Mendonça M.D (1)	Chief Medical Officer	2023
Madiha Derouazi (3)	Chief Scientific Officer	2024
Anke Post (4)	Chief Medical Officer	2024

(1) Until departure 31 December 2024.

(2) Formally appointed to Executive Management team with effect from 1 January 2024.

(3) From appointment on 1 January 2024 until departure on 31 January 2025.

(4) From appointment on 16 September 2024 until June 2025. She continues to receive compensation until end of June 2026.

(5) From appointment on 1 July 2022 until end of November 2025. He continues to receive compensation until end of November 2026.

b.	Executive Compensation Principles

Each Executive Management member receives remuneration of a base salary, car allowance, short-term incentive plan, social security benefits, and an equity incentive plan. These compensation principles are more fully described in the Compensation Philosophy, Principles and Governance section of this report.

c.	2025 and 2024 Executive Compensation

The total Executive Management Compensation includes the CEO’s remuneration, which is individually disclosed. The Executive Management compensation for the years ending 31 December 2025 and 2024 are outlined below:

Year	Name	Cash Compensation	Other Compensation	Pension (employer)	Cash Bonus	Total (1)	Equity FMV (2)(3)(4)
		(in CHFk)
2025	Andrea Pfeifer, Ph.D.	610	28	144	438	1,220	1,450
2024		578	28	126	536	1,268	1,450

2025	Total Executive Management Compensation	2’150	77	418	843	3,488	2,275
2024		2,773	103	476	1,304	4,656	2,498

(1) AC Immune also paid the company-related portion of social security contributions for members of the Executive Management in line with applicable laws where the executives are employed. This was an aggregate amount of CHF 280k in 2025 and CHF 400k in 2024, which includes the employer cost of accident and loss of salary through illness insurance. Additional employer social charges, related to equity transactions, were for an amount of CHF 4k and 9k in the aggregate for Executive Management in 2025 and 2024, respectively.

(2) A mixture of Stock Options and RSUs were granted in 2025 and 2024. These awards are further described in Section 3 below. Stock Options and RSUs awarded in 2025 vest between 2025 to 2027. Stock Options and RSUs awarded in 2024 vest between 2024 to 2026. 2025 and 2024 RSUs granted to the CEO vest during a 12-month period. We estimate the fair value of RSUs using a reasonable estimate of the market value of the common shares on the date the award is granted. Stock option grants are valued using the Black-Scholes pricing model.

(3) Fair market value (FMV) excludes Swiss social security contributions which become due when an equity instrument is exercised or settled.

(4) The 2025 and 2024 aggregate equity grants reflect unvested equity that was awarded, and subsequently forfeited by departing Executive Management members, with a grant value of CHF 275k for 2025 and CHF 633k for 2024.

d.	Loans to Executive Management, payments to Related Parties of Executive Management and payments to former members of Executive Management in 2025 and 2024

During this period, the Company neither promised nor provided loans, nor had any loans outstanding to present or former members of Executive Management. Additionally, no payments to related parties of present or former members of the Executive Management were made in 2025 and 2024.

In 2025 and 2024, a former member of Executive Management received compensation for providing non-executive scientific advisor services, with a total amount of CHF 404k and CHF 451k, respectively. AC Immune also paid this former member of Executive Management the company-related portion of social security contributions in line with applicable laws where the executives are employed. This was an aggregate amount of CHF 35k in 2025 and CHF 47k in 2024, which includes the employer cost of accident and loss of salary through illness insurance.

3.	Equity Incentive Plans of the Board of Directors and the Executive Management

Board of Directors and Executive Management Equity Incentive Plan Summary

The members of the Board of Directors and Executive Management held the following equity instruments, as outlined in the following two tables, as of 31 December 2025 and 2024:

Investments held by members of the Board of Directors (1)

Year	Name	Function	Number of Shares	Number of vested Stock Options (3)	Number of unvested Stock Options - (3)	Number of vested RSUs (4)	Number of unvested RSUs (4)
2025	Douglas Williams, Ph.D. (2)	Chair	-	-	-	-	-
2024			16,000	129,458	17,114	42,008	9,392

2025	Werner Lanthaler, Ph.D. (2)	Director	-	-	-	-
2024			103,128	107,701	14,094	36,875	7,735

2025	Roy Twyman, M.D.	Director	26,000	139,977	43,299	32,704	17,284
2024			26,000	125,883	14,094	24,969	7,735

2025	Carl June, M.D.	Director	1,000	118,782	43,299	32,704	17,284
2024			1,000	104,688	14,094	24,969	7,735

2025	Monika Bütler, Ph. D.	Vice Chair	1,000	125,438	46,392	34,386	18,519
2024			1,000	110,337	15,101	26,099	8,287

2025	Monica Shaw, M. D. (2)	Director	-	-	-	-	-
2024			-	107,682	14,094	24,969	7,735

2025	Renée Aguiar-Lucander	Director	-	-	75,360	-	34,568
2024			-	-	-	-	-

2025	Martin Zügel M.D.	Chair	-	-	84,638	-	38,272
2024			-	-	-	-	-

	Total 2025		28,000	384,197	292,988	99,794	125,927
	Total 2024		147,128	685,749	88,591	179,889	48,619

(1) Excluding Andrea Pfeifer, CEO, whose holdings are listed under Executive Management.

(2) Board member until 19 June 2025. Did not stand for re-election at AC Immune’s 2025 AGM. Since not a current Board member, no disclosures are made for 2025.

(3)  Each stock option (SO) award, on vesting, entitles the recipient to purchase a quantity of the Company’s common shares, equivalent to the number of SOs exercised, with an exercise price of USD 1.84 for the 2025 option grants and USD 4.23 for 2024 option grants. Stock options (SOs) awarded in 2025 fully vest in 2026, and those awarded in 2024 fully vested in 2025.

(4) Each RSU granted entitles the Grantee to an equivalent number of the Company’s common shares. RSUs awarded in 2025 fully vest in 2026, and those awarded in 2024 fully vested in 2025. The settlement and delivery of shares occurs upon payment of the nominal value of each vested RSU.

Investments held by members of Executive Management	Name	Function	Number of Shares	Number of vested Stock Options (5)	Number of unvested Stock Options	Number of vested RSUs (6)	Number of unvested RSUs
2025	Andrea Pfeifer, Ph.D.	Chief Executive Officer	1,963,283	1,577,134	-	1,338,676	-
2024			2,146,071	1,306,292	270,842	629,593	114,821

2025	Jean-Fabien Monin (1)	Chief Administrative Officer	-	-	-	-	-
2024			311,950	159,753	-	10,345	-

2025	Piergiorgio Donati	Chief Technical Operations Officer	4,500	239,180	50,229	61,806	26,621
2024			4,500	180,010	47,861	33,932	21,708

2025	Nuno Mendonca (1)	Chief Medical Officer	-	-	-	-	-
2024			-	54,459	-	27,111	-

2025	Madiha Derouazi (2)	Chief Scientific Officer	-	-	-	-	-
2024			6,349	24,540	49,080	6,349	25,397

2025	Anke Post (3)	Chief Medical Officer	-	-	-	-	-
2024			-	3,645	29,168	1,828	14,630

2025	Howard Donovan (4)	Chief Human Resources Officer	-	-	-	-	-
2024			-	72,396	44,378	34.096	21,740

2025	Christopher Roberts	Chief Financial Officer	45,818	123,704	81,745	19,059	42,312
2024			20,135	59,280	53,861	9,930	27,944

2025	Total 2025		2,013,601	1,940,018	131,974	1,419,541	68,933
2024	Total 2024		2,489,005	1,860,375	495,190	753,184	226,240

(1) Departed on 31 December 2024. Since not a current member of Executive Management, no disclosures are made for 2025.

(2) From appointment on 1 January 2024 until departure on 31 January 2025. Since not a current employee or member of Executive Management, no disclosures are made for 2025.

(3) From appointment 16 September 2024 until June 2025. Since not a current member of Executive Management, no disclosures are made for 2025.

(4) Until end of November 2025. Since not a current member of Executive Management, no disclosures are made for 2025.

(5) On vesting, each stock option (SO) entitles the recipient to purchase the Company’s common shares, equivalent to the number of SOs exercised, with the exercise price being the market price at grant date, which was USD 2.91 for 2025, and  between USD 3.39 and 3.99 for 2024.

(6) Each RSU entitles the recipient to an equivalent number of the Company’s common shares. 2025 and 2024 RSUs granted to the CEO vest during a 12-month period. The settlement and delivery of shares occurs upon payment of the nominal value of each vested RSU.

Compensation of Current and Former Members of the Board and Executive Management

In connection with RSUs settled and options exercised in 2025 and 2024 by current and former members of the Board and Executive Management, AC Immune settles social security contributions, in accordance with applicable laws, on the gain resulting from the difference in exercise price and fair value of the shares at the time of the exercise. For former Board and Executive Management members, AC Immune paid CHF 4k and 11k in 2025 and 2024, respectively. For current Board and Executive Management members, AC Immune paid CHF 4k and CHF 9k in 2025 and 2024, respectively.

4.	Mandates outside of AC Immune SA

According to article 37 and 38 of the Articles of Association (Corporate Governance | AC Immune SA), limitations apply to mandates outside AC Immune SA for Board Members and Executive Management members. The following external mandates as of 31 December 2025 and 31 December 2024, (unless otherwise indicated) are subject to these limitations and are therefore presented in the Compensation Report.

- Member of the Board of Directors	- CEO
Board Members
Current Members
Martin Zügel M.D. Grünenthal GmbH - Member of the Board of Directors - Chair of the Audit Committee AMW GmbH - Chair of the Supervisory Board MESI Ltd - Chair of the Supervisory Board	Renée Aguiar-Lucander Hansa Biopharma AB - CEO Inventiva Pharma - Member of the Board of Directors SwedenBio - Member of the Board of Directors

Monika Bütler, Ph. D.

Swiss Life Holding Ltd(1)
- Member of the Board of Directors

- Member of the Audit Committee

- Member of the Compensation Committee(10)

Swiss Life Ltd
- Member of the Board of Directors

- Member of the Audit Committee

- Member of the Compensation Committee(10)

Schindler Holding AG(1)
- Member of the Board of Directors
- Member of the Audit Committee
- Chair of the Compensation Committee(11)

Huber+Suhner Ltd(1)
- Member of the Board of Directors

- Chair of the Nomination and Compensation Committee

Gebert Rüf Foundation
- Vice Chair

Max Schmidheiny Foundation
- Member of the Board of Trustees

Manufactura Tessanda Val Müstair Foundation

- Member of the Board of Trustees(8)

Swiss Management Association(12)
- Member of the Executive Board

Roy Twyman, M.D. Amron Neuroscience, LLC - CEO and Founder NeuroVision Imaging, Inc. - Member of the Board of Directors
Carl June Jupiter Bioventures(13) - Member of the Board of Directors

Former Members

Douglas Williams, Ph.D. (9)

Sana Biotechnology, Inc(1)(2)

- Head of Research and Development

Climb Bio, Inc.(3)

- Chair of the Board of Directors

TriArm Therapeutics(3)
- Member of the Board of Directors

Stablix, Inc.
- Member of the Board of Directors

Werner Lanthaler, Ph.D. (9)

Evotec AG(1)(4)

- Chief Executive Officer

WLAN Holding AG

- Managing Director

Proxygen GmbH(5)

- Chair of the Board of Directors

HAL Allergy B.V.(6)

- Chair of the Supervisory Board

Soravia GmbH
- Member of the Board of Directors

Cerabyte GmbH(7)

- Member of the Board of Directors

(1) Listed company

(2) Until April 2024

(3) From November 2024

(4) Until January 2024

(5) From June 2024

(6) From December 2024

(7) From May 2024

(8) From July 2024

(9) Tracked until departure from AC Immune’s board on 19 June 2025

(10) From May 2025

(11) From March 2025, before Member of the Compensation Committee

(12) Until March 2025

(13) From September 2025

Executive Management Members

Andrea Pfeifer, Ph.D.

BioMedInvest AG II (in Liquidation)
- Member of the Board of Directors

AB2 Bio AG
- Chair of the Board of Directors

Symrise AG(1)
- Member of the Supervisory Board

E.M.S. Electro Medical Systems S.A.
- Member of the Board of Directors

Christopher Roberts Msizi Africa - Trustee and Treasurer

Compensation Philosophy, Principles and Governance

AC Immune SA is a clinical-stage biopharmaceutical company leveraging our proprietary technology platforms to discover, design and develop novel proprietary medicines and diagnostics for prevention and treatment of neuro degenerative diseases (NDD) associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of NDD, such as Alzheimer’s disease (AD) and Parkinson’s disease (PD), with common mechanisms and drug targets, such as amyloid beta (Abeta), Tau, alpha-synuclein (a-syn) and TDP43, as well as downstream pathways such as chronic neuroinflammation triggered by aggregates of these misfolded proteins. Our corporate strategy is founded upon multiple pillars including a) Active Immunotherapies that target (i) Abeta and (ii) phosphorylated Tau to treat and ultimately prevent Alzheimer’s disease, and (iii) a-syn for  Parkinson’s disease; and b) Intracellular Targeting to address these and other NDD indications using small molecules. We use our proprietary platform technologies, including SupraAntigen® (conformation-specific biologics including Active Immunotherapies) and Morphomer® (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics for targeted applications against NDD.

AC Immune's compensation philosophy is intended to attract, motivate, and retain the best talent to achieve the Company’s strategic goals and deliverables. We ensure an equitable and competitive total compensation package. The Board believes that through combining short and long-term incentives, we align the interests of the members of the Board and Executive Management with the interests of the Company and its shareholders. Incentive compensation elements are focused on rewarding outstanding and sustainable results, as well as the demonstration of exceptional leadership, and high-quality governance standards.

In 2024 and 2023, the Company engaged a prominent remuneration expert advisory practice to analyse the compensation levels and structure for the members of the Board and Executive Management. The analysis included compensation data of comparable biopharmaceutical organisations, including companies based in Europe and the US. The Board of Directors concluded that compensation adjustments were appropriate for AC Immune to remain a competitive employer of high-quality executive, as well as board talent.

Method of Determining Compensation

The Role and Powers of the Compensation, Nomination and Governance Committee (“CNC”)

The CNC consists of three members, who are appointed at the Annual General Meeting. In the case of vacancies during the term of office, the Board of Director’s may appoint substitutes from amongst its members. The committee enacts its own charter, with certain duties described in Articles 28, 32 - 41 of the Articles of Association of AC Immune.

Compensation Guidelines:

The CNC recommends compensation guidelines for the members of the Board of Directors, the CEO, and the Executive Management, and submits these recommendations to the Board of Directors for approval.

The CNC provides an overall package for near- and long-term compensation, including variable compensation, which;

-	Is intended to attract, motivate, and retain talented people with the necessary competencies;
-	Is consistent with market conditions, and in the case of variable compensation, consistent with the Company’s and individual’s performance, and;
-	Aligns the interests of the Board of Directors members and the Executive Management with the Company's interests. The CNC also periodically reviews the compensation policies for employees who are outside the Executive Management.

The CNC meets at least four times per year and informs the Board of Directors of its recommendations and decisions after each meeting.

Approval of Compensation during the Annual General Meeting (AGM)

Swiss law requires a binding approval of the maximum compensation for the Board and the Executive Management. Under the current system, approved by the shareholders on 25 June 2021 and effective from the annual shareholder meeting held on 24 June 2022, shareholders approve annually and separately the proposals of the Board of Directors in relation to the maximum aggregate amount of:

-	The compensation of the Board of Directors for the period from the AGM to the next AGM;
-	Compensation of the Executive Management for the following financial year.

This annual Compensation Report is subject to a non-binding, advisory vote at the upcoming AGM.

If the AGM withholds approval for a respective motion by the Board of Directors, the Board of Directors may either submit a new motion at the same meeting or submit a new motion to either an Extraordinary General Meeting (EGM) or at the next AGM for approval. The Company may, subject to the approval by the AGM, remunerate within the framework of the maximum total remuneration.

Compensation of the Board of Directors

The CNC reviews and proposes to the Board of Directors the resolution to be submitted to the AGM for the maximum aggregate Board of Director remuneration. The CNC also requests Board of Director approval of individual compensation for members of the Board of Directors.

Annual compensation for members of the Board typically consists of cash compensation and an equity grant.

Additionally, the Company pays any employer social security contributions due on these amounts. To avoid a short-term corporate goal focus, board members do not receive variable compensation. Furthermore, they do not participate in the Company’s pension plan. Please see the tables on Page 3 for additional information.

Compensation of the Executive Management

The CNC evaluates the annual performance of the CEO and Executive Management team members and submits the evaluation to the Board of Directors for review and approval, without the CEO or Executive Management team members being present.

Subject to and within the bounds of the maximum compensation approved by the Annual Shareholders' Meeting, the CNC reviews and recommends for approval by the Board of Directors the annual base salary, incentive compensation (bonus) and equity compensation of the CEO, and after consultation with the CEO, of the Executive Management, as well as the aggregate compensation for the CEO and the Executive Management team. The CNC also requests approval by the Board of Directors regarding the determination of the compensation related incentive targets for the Executive Management team and requests Board of Director approval of individual compensation packages to be paid to members of the Executive Management.

2025 and 2024 Elements of Compensation

Base Salary

Base salaries are competitive to attract, motivate, and retain talented leaders with the necessary expertise, experience, and leadership profile. Base salary is based on the scope of the role and market assessment as well as the jobholder’s experience and skills. Fixed compensation for Executive Management team members includes base salary, car allowance and payments to the pension fund by the Company. Base salaries are assessed annually by the CNC, considering individual performance and the external remuneration assessment.

Bonus Plan

The CNC proposes to the Board of Directors an incentive bonus plan providing variable remuneration of the members of the Executive Management based on the achievement of the Company’s corporate goals, as well as individual contribution. The CNC reviews and approves any necessary bonus plan changes that are proposed by the CEO. The CNC reviews and approves any employment contracts, separation agreements, or other agreements that the Company plans to enter into with any present, future, or former members of Executive Management, ensuring that key terms of contracts are submitted for the approval of the Board of Directors and function within maximum compensation limits approved during the Annual Shareholders' Meeting.

The annual cash bonus for 2025 and 2024 was based on the achievement of Company and individual goals. The target bonus for 2025 and 2024 (i.e., cash bonus to be paid if 100% of corporate and individual objectives are met) is determined individually for each member of the Executive Management as a fixed amount, ranging from 27% to 70% of their base salary for 2025, (median 38%) and 27% to 69% for 2024 (median 38%). According to the external benchmarking, target bonuses for most members of Executive Management continue to be in the low range of the peer group. The 2025 and 2024 corporate goals included: (i) fulfilment of various R&D milestones for several preclinical and clinical programs; (ii) establishing business development and financing opportunities for specific preclinical and clinical programs.

The weightings of individual goals are defined for each Executive Management member and vary depending on the position. In principle, more senior leadership positions place a greater weight on the achievement of company rather than individual goals. The Board determined that the actual target achievement of the 2025 and 2024 corporate goals was 103.0% and 103.6%, respectively.

Pension Plan and Social Charges

Pension Plan

The Company arranges for all employees, including its Executive Management team, to be affiliated with a pension plan organized by a legally independent pension institution. In addition to retirement savings, pension plan benefits include death or long-term disability risk benefits. A percentage of salary, adjusted for the age of the employee, is paid as contributions to the plan, and for 2025 was split on average 53% (53% in 2024) contributed by the employer and 47% (47% in 2024) by the employee. Pension plans are governed by the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG), under which contributions are made to a separately administered fund, which is governed by a trustee board that is responsible for administering plan rules and defining the investment strategy.

Social Security Contributions

The Company pays old age and survivors’ insurance (AHV), Disability insurance (IV), and Income replacement scheme (EO) as required by Swiss Federal law.

Equity Incentive Plans

2016 Option and Incentive Plans (Current Plan)

The 2016 Option and Incentive Plan as amended and restated as of October 7, 2019 (the “2016 Plan”) was established for the Executive Management, employees, non-employee directors and certain consultants of AC Immune SA. In June 2019, the Board authorized, and the shareholders approved, an increase in the maximum number of shares reserved for issuance under the 2016 Plan. In October 2019, the Board authorized a second amendment and restatement to the 2016 Plan to align certain elements with Swiss statutory requirements that had no financial impact for the Company in 2019. The 2016 Plan provides for various award types, including stock options, restricted share awards, RSUs, unrestricted share awards, and performance-based awards. Vesting and performance-based conditions vary by grant and are determined by the CNC (“the plan administrator”), or the Chief Executive Officer under specified delegation limitations granted by the Board of Directors. The “Exercise Price” of Option awards are determined at the time of grant by the plan administrator and are not less than 100% of the fair market value at the grant date. Awards have an “Option Term” that may not exceed 10 years. 2025 and 2024 awards that were granted to members of the Executive Management team and Board of Directors are disclosed in Section 3 of this report. According to external benchmarking, equity awards continued to be in the lower range compared to the peer group.

Board Members and Executive Management equity

For the fiscal years ending December 31, 2025, and 2024, we granted Board members and Executive Management an aggregate grant of Options for the right to acquire 631,450 and 406,680 shares, respectively at an exercise price ranging from USD 1.84 to USD 2.91 per share in 2025, and from USD 3.39 to USD 4.23 per share in 2024. In 2025, we also granted RSUs for the right to 900,516 shares, with a market price of CHF 1.62 to CHF 2.44, and in 2024, we also granted RSUs for the right to 557,934 shares, with a market price of CHF 3.19 to CHF 4.20.

Options and RSUs that are granted annually to board members vest at the end of a one-year period. One time Option and RSU grants that are made to newly elected board members vest in tranches during a 3 year period. RSU grants to the CEO vest during a 12 month period, while Options and RSU grants to Executive Management vest in equal tranches quarterly over a three-year period.

Employment Agreements

The Executive Management team members are employed with employment agreements that have an unlimited duration with a notice period of twelve months for the Chief Executive Officer, Chief Technical Operations Officer, and Chief Financial Officer. Executive Management team members who leave AC Immune have no contractual entitlement to termination payments, although they retain vested portions of all equity grants.